November 15, 2013

Ms. Claire Erlanger
U. S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	T3 Motion, Inc. File No. 001-35133

Dear Ms. Erlanger

On September 13, 2013 we received a letter from the U.S.  Securities and Exchange Commission (the “Commission”) requesting us to respond to comments on our Form 10-K for the year ended December 31, 2012 and our Form 10-Q for the quarter ended June 30, 2013. On October 29, 2013, we received a second letter from the Commission requesting that we respond to the comments by November 13, 2013.   On November 15, 2013 at approximately 10:40 AM Pacific time, I called you and requested an additional 30 days to respond to the comments. You agreed to allow us until December 15, 2013 to respond, and requested us to file a letter on EDGAR memorializing the conversation.  Therefore we have prepared and will file on EDGAR this letter.

We thank you for providing us with the extension. If you have any comments or questions, please do not hesitate to contact me.

Best regards,

/s/ William J. Tsumpes
William J. Tsumpes Chief Executive Officer